Exhibit 99.1

                            WYNNEFIELD CAPITAL, INC.
                          450 SEVENTH AVENUE, SUITE 509
                            NEW YORK, NEW YORK 10123



June 28, 2002

Anthony V. Carollo
& The Board of Directors
Syntellect, Inc
16610 North Black Canyon High Way
Suite 100
Phoenix, AZ 85053

Dear Tony and other Board Members:

We are deeply concerned that there have been no announcements from Syntellect
(SYNL) regarding actions taken to avoid delisting from the NASDAQ National Market and NASDAQ SmallCap Market as announced in your press release of May 31st, 2002. Delisting will eliminate liquidity in SYNL stock and ultimately wipe out what is left of shareholder value.

Unfortunately, you and your board were not in the frame of the mind to take any advice when a wide array of alternatives may have been available to avoid the total loss that now appears to be a looming possibility. We certainly hope that the addition of Camille Jayne to your board is providing you with constructive direction and "an unentrenched voice" to salvage with what is left of your shareholders investment.

As we have said before, it is imperative that you move with dispatch to avoid delisting and a complete equity debacle by selling SYNL (if this is still possible) or finding a financially stronger strategic partner to take on the task of reviving the equity of all shareholders. Further, consistent with your fiduciary responsibilities and to reassure your non-officer/director shareholders that you are actively pursuing all transactional alternatives, we insist you keep all shareholders fully informed with respect to steps being taken by SYNL management to avoid an equity catastrophe.

Sincerely,


/s/ Nelson Obus
--------------------------
Nelson Obus


FOR SYNTELLECT CORPORATE OFFICE TO CIRCULATE TO THE BOARD OF DIRECTORS.